Jones & Keller, P.C.

1675 Broadway, 26th Floor

Denver, Colorado 80202

Telephone: (303) 573-1600

August 6, 2021

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Mark Brunhofer

Sharon Blume

Division of Corporation Finance

Office of Finance

Re:                        Midwest Holding Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020, filed March 15, 2021

Form 8-K Dated May 13, 2021, filed May 13, 2021

File No. 001-39812

Ladies and Gentlemen:

We are submitting this letter on behalf of Midwest Holding Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 29, 2021 relating to the above-reference filings. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Revenue, page 47

1. Please represent to us that in future annual and periodic reports you will revise your adjusted revenue non-GAAP measure to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. This comment also applies to your adjusted net income (loss) measure on page 48. See Question 100.04 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.

Response: In future annual and periodic reports, the Company will revise any adjusted revenue non-GAAP and adjusted net income (loss) measure to remove the deferred coinsurance ceding commission adjustment.

Form 8-K Filed May 13, 2021

Exhibit 99.2

Press Release dated May 13, 2021, Announcing Financial Results for the First Quarter Ended

March 31, 2021

First Quarter 2021 Highlights, page 1

2. Please represent to us that in future earnings releases you will present your GAAP highlights before your non-GAAP highlights. See CDI 102.10 on Non-GAAP Financial Measures, Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Response: In future earnings releases, the Company will present its GAAP highlights before its non-GAAP highlights.

Supplemental Information - Management Financials, page 9

3. Please represent to us that in future earnings releases you will remove the presentation of the full non-GAAP statement of incomes. See CDI 102.10 on Non-GAAP Financial Measures.

Response: In future earnings releases the Company will remove any presentation of a full non-GAAP statement of income.

4. To the extent you continue to present a non-GAAP general and administrative expenses amount after consideration of the preceding comment, please reconcile it to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response: To the extent the Company may continue to present a non-GAAP general and administrative expense amount, it will reconcile it to the most directly comparable GAAP measure.

5. Please represent to us that in future earnings releases you will present your GAAP balance sheets and statements of comprehensive income/loss and cash flows before your supplemental non-GAAP information. See CDI 102.10 on Non-GAAP Financial Measures.

Response: In future earnings releases, the Company will present its GAAP balance sheets and statements of comprehensive income/loss and cash flows before any supplemental non-GAAP information it may provide.

Supplemental Information - Management Earnings Power Metrics, page 10

6. Please represent to us that in future earnings releases and investor presentation materials you will remove the incremental net revenue on reinsurance at 4.00% on 90% of written premiums to be ceded non-GAAP adjustment and the incremental investment income, net of expenses at 4.75% of ROA non-GAAP adjustment from both your management earnings power - revenue and management earnings power - operating income (loss) available to common stockholders non-GAAP measures. Both these adjustments reflect events and transactions that have not yet taken place at rates that may or may not occur. Also see CDI 100.04 on Non-GAAP Financial Measures.

Response: In further earnings releases and investor presentation materials the Company will not include any of the above referenced adjustments.

7. Please represent to us that in future earnings releases and investor presentation materials you will remove the management attribution of 15% of G&A to investment in future growth non-GAAP adjustment from your management earnings power - operating income (loss) available to common stockholders non-GAAP measures. This adjustment appears to inappropriately remove normal, recurring, cash operating expenses necessary to operate your business. See CDI 100.01 on Non-GAAP Financial Measures.

Response: In future earnings releases and investor presentation materials the Company will not include the above referenced adjustment.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:    A. Michael Salem, Midwest Holding Inc.

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